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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  At Road, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04648K105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 1 OF 7 PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      CALVIN LEE
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      REPUBLIC OF CHINA

--------------------------------------------------------------------------------
                    5   SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
      SHARES        6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           2,480,295
       EACH       --------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER
      PERSON
       WITH             0
                  --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        2,480,295
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,480,295

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.3%(1)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Based on 46,497,107 shares of common stock of the issuer outstanding as of December 31, 2001.


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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 2 OF 7 PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      ORIENT SEMICONDUCTOR ELECTRONICS LTD.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      TAIWAN

--------------------------------------------------------------------------------
                    5   SOLE VOTING POWER

                        0
    NUMBER OF     --------------------------------------------------------------
      SHARES        6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           2,480,295
       EACH       --------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER
      PERSON
       WITH             0
                  --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        2,480,295
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,480,295

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.3%(1)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(1) Based on 46,497,107 shares of common stock of the issuer outstanding as of December 31, 2001.


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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 3 OF 7 PAGES
------------------------                               -------------------------

ITEM 1(a).     NAME OF ISSUER:

               At Road, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               47200 Bayside Parkway, Fremont, CA  94538

ITEM 2(a).     NAME OF PERSON FILING:

               (i) Calvin Lee

               (ii) Orient Semiconductor Electronics Ltd. ("OSE")

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               (i) Calvin Lee, c/o Orient Semiconductor Electronics Ltd., 12-2 Nei Huam South Road N.E.P.Z., Kaohsiung, Taiwan 811

               (ii) Orient Semiconductor Electronics Ltd., 12-2 Nei Huam South Road N.E.P.Z., Kaohsiung, Taiwan 811

ITEM 2(c).     CITIZENSHIP:

               (i) Calvin Lee is a citizen of the Republic of China

               (ii) OSE is a Taiwan corporation

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               04648K105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable.

ITEM 4. OWNERSHIP.

    (a) Amount Beneficially Owned:

        2,250,000 shares of Common Stock are owned of record and beneficially by OSE. OSE has power to vote or to direct the vote and power to dispose or to direct the disposition of 230,295 shares of Common Stock owned of record and beneficially by Silicon Island Venture, Ltd., a British Virgin Islands investment holding company and the wholly-owned subsidiary of OSE ("SIV"). Calvin Lee shares power to vote or to direct the vote and power to dispose or to direct the disposition of shares of stock owned by OSE and SIV.

    (b) Percent of Class:           5.3%

    (c) Number of shares as to which such person has:

        (i) sole power to vote or to direct the vote 0

        (ii) shared power to vote or to direct the vote 2,480,295

        (iii) sole power to dispose or to direct the disposition of 0

        (iv) shared power to dispose or to direct the disposition of 2,480,295
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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 4 OF 7 PAGES
------------------------                               -------------------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, various portions of such securities, none of which portions exceed five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit A attached hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable.

ITEM 10. CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                     [REST OF PAGE INTENTIONALLY LEFT BLANK]


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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 5 OF 7 PAGES
------------------------                               -------------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 7, 2002
                                       -----------------------------------------
                                                        Date

                                                  /s/ CALVIN LEE
                                       -----------------------------------------
                                                     Calvin Lee

                                       ORIENT SEMICONDUCTOR ELECTRONICS LTD.

                                       By            /s/ CALVIN LEE
                                          --------------------------------------
                                                  Calvin Lee, President



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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 6 OF 7 PAGES
------------------------                               -------------------------

                                    EXHIBIT A

                 ITEM 8 - IDENTIFICATION OF MEMBERS OF THE GROUP

    Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

        (i) Calvin Lee, and

        (ii) Orient Semiconductor Electronics Ltd.

    Information about each such member is set forth in Schedule 13G above.



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------------------------                               -------------------------
 CUSIP NO. 04648K105                  13G                      PAGE 7 OF 7 PAGES
------------------------                               -------------------------

                                    EXHIBIT B

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file this Schedule 13G on behalf of each of the undersigned.

                                                 February 7, 2002
                                       -----------------------------------------
                                                        Date

                                                  /s/ CALVIN LEE
                                       -----------------------------------------
                                                     Calvin Lee

                                       ORIENT SEMICONDUCTOR ELECTRONICS LTD.

                                       By           /s/ CALVIN LEE
                                          --------------------------------------
                                                  Calvin Lee, President